Healthpeak Properties, Inc.
4600 South Syracuse Street, Suite 500
Denver, CO 80237

January 9, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Catherine De Lorenzo

Re:	Healthpeak Properties, Inc.

Registration Statement on Form S-4

File No. 333-276055

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby respectfully request acceleration of the effective date of the Registration Statement on Form S-4 (File No. 333-276055) (as amended, the “Registration Statement”) of Healthpeak Properties, Inc., so that such Registration Statement will be declared effective as of 4:00 p.m. Eastern Time on January 11, 2024, or as soon thereafter as practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Darren Guttenberg at (714) 755-8050 or, in his absence, Abigail Smith at (202) 637-3391.

Thank you for your assistance in this matter.

Very truly yours,

HEALTHPEAK PROPERTIES, INC.

By:	/s/ Scott Brinker
	Name:	Scott Brinker
	Title:	President and Chief Executive Officer

cc:	Jeffrey Miller, Healthpeak Properties, Inc.

John Thomas, Physicians Realty Trust

Charles Ruck, Latham & Watkins LLP

Andrew Elken, Latham & Watkins LLP

Lewis Kneib, Latham & Watkins LLP

Darren Guttenberg, Latham & Watkins LLP

Abigail Smith, Latham & Watkins LLP

Christopher Bartoli, Baker & McKenzie LLP

Craig Roeder, Baker & McKenzie LLP

Kathryn Strong, Baker & McKenzie LLP

Sali Wissa, Baker & McKenzie LLP